UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

     For the month of December, 2010

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events.

On December 15, 2010, FlatWorld Acquisition Corp. (the “Company”) consummated its initial public offering (“IPO”) of 2,200,000 Units (“Units”), each Unit consisting of one ordinary share, no par value per share (“Ordinary Shares”) and one warrant to purchase an Ordinary Share (“Warrants”), pursuant to the registration statement on Form F-1 (File No. 333-169860) and the registration statement filed pursuant to Rule 462(b) (File No. 171090).  The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $22,000,000.  Rodman & Renshaw LLC acted as the representative of the several underwriters of the IPO.

Prior to the consummation of the IPO, the Company completed a private placement (the “Private Placement”) of an aggregate of 2,000,000 warrants to FWAC Holdings Limited, a British Virgin Islands business company organized with limited liability and controlled by the Company’s officers, directors, advisors and affiliates, generating gross proceeds of $1,500,000.  The warrants sold in the Private Placement (the “Sponsor Warrants”) are substantially similar to the Warrants, except that if held by the original holders or their permitted assigns, they: (i) may be exercised for cash or on a cashless basis and (ii) are not subject to being called for redemption. In addition, the Sponsor Warrants will be subject to lockup restrictions until 30 days following the consummation of a share exchange, share reconstruction and amalgamation or contractual control arrangement with, or purchase of all or substantially all of the assets of, or a similar business transaction with one or more operating businesses or assets that we have not yet identified.

A total of $22,400,000 of the net proceeds from the IPO and the Private Placement were placed in a trust account established for the benefit of the Company’s public shareholders.  Audited financial statements as of December 16, 2010 reflecting receipt of the proceeds upon consummation of the IPO and the Private Placement have been issued by the Company and are included as Exhibit 99.1 to this Report on Form 6-K.  A copy of the press release issued by the Company announcing the consummation of the IPO is included as Exhibit 99.2 to this Report on Form 6-K.

Exhibit Number	Description
99.1	Audited Financial Statements
99.2	Press Release of FlatWorld Acquisition Corp. dated December 15, 2010.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

December 21, 2010	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President